Exhibit (d)(20) under Form N-1A

Exhibit 10 under Item 601/Reg. S-K

INVESTMENT ADVISORY CONTRACT

LETTER AGREEMENT

Huntington Asset Advisors, Inc.

41 South High Street

Columbus, OH 43287

December 28, 2009

The Huntington Funds

41 South High Street

Columbus, OH 43287

Dear Sirs:

Under the Investment Advisory Contract between Huntington Asset Advisors, Inc. (the “Adviser”) and The Huntington Funds (the “Trust”), dated June 23, 2006, as amended, the Adviser agrees to contractually waive all or a portion of its investment advisory fee (based on average daily net assets) which it is otherwise entitled to receive from the Huntington Global Select Markets Fund (the “Fund”) and/or to reimburse certain operating expenses of the Fund to the extent necessary in order to limit the Fund’s Institutional Shares and Class A Shares total annual fund operating expenses (after the fee waivers and/or expense reimbursements, and exclusive of acquired fund fees and expenses, brokerage costs, interest, taxes and dividends and extraordinary expenses) to not more than 1.90% and 2.15%, respectively, of the Fund’s average daily net assets, for the period starting December 28, 2009 through December 27, 2010 (“Term Period”).

The Adviser shall be entitled to recoup from the Fund any waived and/or reimbursed amounts for a period of up to three (3) years from the date of the waiver and/or reimbursement provided such recoupment does not cause the Fund’s Institutional Shares and Class A Shares total annual fund operating expenses (exclusive of acquired fund fees and expenses, brokerage costs, interest, taxes and dividends and extraordinary expenses) to exceed 1.90% and 2.15%, respectively, of the Fund’s average daily net assets. The Adviser shall report to the Board of Trustees on a quarterly basis any waived and/or reimbursed amounts and any recoupment. The Adviser may elect in its discretion to terminate any fee waiver or expense reimbursement for any period following the Term Period of this Agreement, but no such termination shall affect the obligation (including the amount of the obligation) of the Fund to repay amounts of waived fees or reimbursed expenses with respect to periods prior to such termination.

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If the foregoing correctly sets forth the agreement between the Trust and the Adviser, please so indicate by signing and returning to the Trust the enclosed copy hereof. This may be executed in counterpart.

Very truly yours,
HUNTINGTON ASSET ADVISORS, INC.

By:	/s/ Ronald J. Corn
Name:	Ronald J. Corn
Title:	Chief Compliance Officer

ACCEPTED:
THE HUNTINGTON FUNDS

By:	/s/ Joel B. Engle
Name:	Joel B. Engle
Title:	Treasurer

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